04003418

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 7 2004
SEC MAIL PROCESSING SECTION
WASH. D.C.
158

BB 3/11

CM 3/22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-52692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MKG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
111 S.W. Naito Parkway, Suite 400
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Mark Gaskill 503-226-6700

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MKG FINANCIAL GROUP, INC.

Table of Contents

OATH OR AFFIRMATION

I, Mark K. Gaskill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MKG Financial Group, Inc., for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark K Gaskill 02/25/04

Signature Date

President

Title

Donna L. Ruedy

Notary Public 2/25/2004

County Multnomah

State Oregon

OFFICIAL SEAL
DONNA L RUEDY
NOTARY PUBLIC OREGON
COMMISSION NO. 372573
MY COMMISSION EXPIRES OCT 31, 2007

MKG FINANCIAL GROUP, INC.

(SEC I.D. NO. 8-52692)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Managing Director
MKG Financial Group, Inc.

We have audited the accompanying statement of financial condition of MKG Financial Group, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

MKG FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 3,862
Accounts receivable	8,321
Investments (cost basis of $82,200)	108,180
Furniture, equipment, and leasehold improvements, net	23,262
Deposit with clearing organization	25,000
Prepaid expenses and other assets	12,135
TOTAL ASSETS	$ 180,760

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 31,534
Accrued liabilities and other expenses	1,937
Payable to clearing broker	48,217
Capital lease obligations	11,708
Total liabilities	93,396
STOCKHOLDER'S EQUITY:	
Capital stock, $1.00 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	257,103
Accumulated deficit	(169,839)
Total stockholder's equity	87,364
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 180,760

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 577,911
Gains on investments	45,277
Interest and dividend income	3,383
Other income	10,897
Total revenues	637,468
EXPENSES:	
Salaries and related expenses	367,143
Communications and data processing	38,505
Occupancy and equipment	62,164
Professional fees	63,953
Clearinghouse fees	13,667
Advertising and promotion	17,641
Other expenses	68,232
Total expenses	631,305
NET INCOME	$ 6,163

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Accumu-lated Deficit	Total Stock-holder's Equity
	Shares	Amount			
BALANCE, JANUARY 1, 2003	100	$ 100	$ 206,617	$ (176,002)	$ 30,715
Net income				6,163	6,163
Capital contributions			155,613		155,613
Distributions			(105,127)		(105,127)
BALANCE, DECEMBER 31, 2003	100	$ 100	$ 257,103	$ (169,839)	$ 87,364

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,163
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	14,904
Changes in assets and liabilities:	
Investments	(108,180)
Prepaid expenses and other assets	(876)
Accounts receivable	(8,186)
Accounts payable and accrued expenses	7,730
Net cash used in operating activities	(88,445)
CASH FLOWS FROM INVESTING ACTIVITIES—	
Purchase of furniture and equipment	(3,121)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term margin borrowings	48,217
Capital contributions	155,613
Distributions paid	(105,127)
Net change in capital lease obligations	(6,246)
Net cash provided by financing activities	92,457
INCREASE IN CASH	891
CASH, BEGINNING OF YEAR	2,971
CASH, END OF YEAR	$ 3,862

See notes to financial statements.

1. ORGANIZATION

MKG Financial Group, Inc. (the "Company") is an Oregon corporation that was organized on March 19, 1999 and obtained its license as a broker-dealer registered with the Securities and Exchange Commission ("SEC") on December 7, 2000. The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities ordinarily or necessarily dealt with by security brokers, agents, or principals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation—The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Investments consist entirely of equity securities and are carried at market value. Realized and unrealized gains are included in income as gains on investments. At December 31, 2003, the Company had a payable to the clearing broker of $48,217 related to investments that is fully collateralized by investments owned by the Company.

Furniture, Equipment, and Leasehold Improvements are carried at cost. Furniture, fixtures, and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease and amortized over the length of the lease. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses for the period. Actual results could differ from those estimates.

Income Taxes—The Company has elected S corporation status effective April 1, 2000. Earnings and losses are included in the personal income tax return of the stockholder. Accordingly, no tax provision is reflected in the Company's financial statements.

Revenue Recognition—Security transactions and related revenue are recorded on a trade date basis.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2003:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$30,998	3 - 5 years
Computer hardware and software	42,080	3 - 4 years
Total	73,078	
Less accumulated depreciation and amortization	(49,816)	
Total	$23,262	

4. LEASES

The Company is obligated under various capital leases for office equipment. The leases expire at various dates during the next three years. The gross amounts of equipment and related accumulated amortization recorded under capital leases were $26,494 and $16,096, respectively, as of December 31, 2003.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2003 are as follows:

Year Ending December 31	Capital	Operating
2004	$ 7,313	$ 2,028
2005	4,390	
2006	1,282	
Total future minimum lease payments	12,985	$ 2,028
Less amount representing interest	(1,277)	
Present value of net minimum capital lease payments	$11,708	

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $20,293 which was $15,293 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.226 to 1.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

* * * * * *

MKG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 87,364
LESS:	
Nonallowable assets:	
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	23,262
Prepaid expenses and other	12,135
Total	35,397
NET CAPITAL BEFORE HAIRCUTS ON INVESTMENT POSITIONS	51,967
LESS:	
Haircuts on investments:	
Investment securities	16,227
Undue concentration	15,447
Total	31,674
NET CAPITAL	$ 20,293

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 45,179

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

NET CAPITAL REQUIREMENT, Greater of $5,000 or 6-2/3% of total aggregate indebtedness	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	15,293
NET CAPITAL	$ 20,293
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.226 to 1

(Continued)

MKG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

Reconciliation with Company's computation (included in Part IIA of Form X17A5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 43,002
Audit adjustment to haircut on investments	(22,180)
Audit adjustment to correct retained earnings	214
Audit adjustment to record additional accrued payroll	(743)
Net capital per above	$ 20,293
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):	
Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$ 44,436
Audit adjustment to record additional accrued payroll	743
Aggregate indebtedness per above	$ 45,179

(Concluded)

MKG FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 25, 2004

The Managing Director
MKG Financial Group, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. (the "Company") for the year ended December 31, 2003 (on which we have issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This matter does not affect our report on the financial statements of the Company for the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Managing Director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP